UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act

Dynegy Inc.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	20-5653152
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

601 Travis, Suite 1400 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Common Stock, $0.01 par value	New York Stock Exchange
Warrants to purchase Common Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

None

(Title of Class)

Explanatory Note

As previously disclosed, on November 7, 2011, Dynegy Holdings, LLC (“DH”) and four of its wholly-owned subsidiaries, Dynegy Northeast Generation, Inc., Hudson Power, L.L.C., Dynegy Danskammer, L.L.C. and Dynegy Roseton, L.L.C., filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, Poughkeepsie Division (the “Bankruptcy Court”), thereby commencing cases (the “DH Chapter 11 Cases”) that were jointly administered under Case No. 11-38111 (CGM).  As also previously disclosed, on July 6, 2012, Dynegy Inc. (“Dynegy”) filed a voluntary petition for relief under the Bankruptcy Code in the Bankruptcy Court, thereby commencing a case that is being administered under Case No. 12-36728 (CGM).  On July 12, 2012, Dynegy and DH filed the Joint Chapter 11 Plan of Reorganization for DH and Dynegy (the “Joint Plan”) with the Bankruptcy Court.

On September 10, 2012, the Bankruptcy Court entered an order confirming the Joint Plan.  On September 30, 2012, pursuant to the Joint Plan, DH merged with and into Dynegy, with Dynegy continuing as the surviving entity.  We expect that the surviving entity will emerge from bankruptcy pursuant to the Joint Plan on or about October 1, 2012 (such emerged entity, “we,” “us” or the “Company”).

Item 1.  Description of Registrant’s Securities to be Registered

The following description of our capital stock assumes that the Joint Plan, our third amended and restated certificate of incorporation (the “certificate”) and our fourth amended and restated bylaws have become effective. The following summary of the terms of our capital stock may not contain all of the information that is important to you and is qualified in its entirety by reference to our Certificate, our fourth amended and restated bylaws and the provisions of applicable law. Copies of the form of our Certificate and the form of our fourth amended and restated bylaws are filed as Exhibits 3.1 and 3.2, respectively, to this registration statement.

Authorized Capital Stock upon Emergence

We have the authority to issue a total of 440,000,000 shares of capital stock, consisting of:

•                  420,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”); and

•                  20,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

General. The Company is authorized to issue the total number of shares of Common Stock and Preferred Stock set forth above. Each series of Preferred Stock shall have such designations, preferences or rights and such qualifications, limitations or restrictions as set forth in our Certificate and as expressed in resolutions adopted by the Board of Directors of the Company (the “Board”). The rights of holders of the Common Stock shall be subject to the rights of holders of any series of Preferred Stock that may be issued from time to time.

Dividends. Subject to the rights of holders of Preferred Stock of any series that may be issued from time to time, and as otherwise provided by the Certificate, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation or of our property as may be declared by the Board from time to time out of assets or funds of the Company legally available for dividends and other distributions, and shall share equally on a per share basis in all such dividends and other distributions.

Voting Rights. Subject to Delaware law and the rights of the holders of any series of Preferred Stock, each outstanding share of Common Stock shall entitle its holder to one vote on each matter submitted to a vote at a meeting of holders of Common Stock.

Board of Directors. Holders of Common Stock do not have cumulative voting rights with respect to the election of directors. At any meeting to elect directors by holders of the Common Stock, the presence, in person or by proxy, of the holders of a majority of the voting power of shares of capital stock then outstanding shall constitute a quorum for such election. Directors shall be elected by a plurality of the votes of the shares present and entitled to vote on the election of directors, except for directors whom the holders of Preferred Stock have the right to elect, if any.

The number of directors, except for those whom the holders of Preferred Stock have the right to elect, if any, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of all of the Board members at such time.

Any director vacancy shall be filled by the remaining directors, unless such vacancy occurred because of the removal (with or without cause) of a director, in which event such vacancy shall be filled by the affirmative vote of the holders of a majority of the outstanding shares of capital stock. Any director elected by the holders of the Common Stock may be removed without cause by a vote of the majority of the holders of Common Stock.

Anti-Takeover Provision. The Company has elected not be governed by Section 203 of the DGCL.

No Other Rights. Except as may otherwise be required by law and for the equitable rights and remedies which may otherwise be available to holders of Common Stock, the shares of Common Stock shall not have any designations, preferences, limitations or relative rights, other than those specifically set forth in the Certificate.

Warrants

Pursuant to the Joint Plan, the Company issued Warrants to purchase 15,606,936 shares of Common Stock. The following summary of certain provisions of the Warrants may not contain all of the information that is important to you and is qualified in its entirety by reference to the form of warrant agreement (the “Warrant Agreement”) filed as Exhibit 4.1 hereto.  Capitalized terms used in this section, but not otherwise defined herein, shall have the terms ascribed to them in the Warrant Agreement.

Term. The Warrants are exercisable from the date of the Warrant Agreement until 5:00 p.m., New York City time, on the fifth anniversary of the date of issuance of the warrants (the “Expiration Date”).

Warrants Outstanding. As of the date hereof, there are 15,606,936 Warrants outstanding.

Exercise Amount. The Warrants will entitle the holders to purchase initially an aggregate of up to 15,606,936 shares of Common Stock. The maximum number of shares of Common Stock issuable pursuant to each Warrant is one (the “Warrant Number”).

Exercise Price. The exercise price of each Warrant to receive one share of Common Stock is initially set at $40.00 per share, and may be adjusted pursuant to the adjustment provisions summarized below.

Adjustments. The exercise price of the Warrants, the Warrant Number and the number of Warrants outstanding are subject to adjustment from time to time if the Company:

(a)               (i) pays a dividend or makes a distribution on any of its Common Stock or any of its other equity securities on parity (with respect to dividends) with its Common Stock (together with the Common Stock, the “Common Stock Equivalents”) in shares of its capital stock, (ii) subdivides any of its outstanding Common Stock Equivalents or (iii) combines any of its outstanding Common Stock Equivalents into a smaller number of shares;

(b)               issues, sells, distributes, or otherwise grants Options or Convertible Securities, and the price per share at which such Common Stock Equivalents are issuable upon the exercise, conversion or exchange of Options or Convertible Securities is less than 90% of the Market Price per share of Common Stock on the record date for the issuance, sale, distribution or granting of such Options or Convertible Securities (except in connection with (i) the conversion or exercise of any outstanding Options, Convertible Securities or the Warrants, (ii) awards granted under equity incentive plans or (iii) rights offered pursuant to a stockholder’s rights plan);

(c)                distributes to the holders of Common Stock Equivalents (other than the Warrants) any dividend or other distribution of cash, evidences of its indebtedness, other securities or other properties or assets, or any options, warrants or other rights to subscribe for or purchase any of the foregoing (in each case other than (i) any dividends or distributions mentioned in clauses (a) and (b) above and (ii) any cash dividend from current or retained earnings); or

(d)               issues or sells any Common Stock Equivalents at a price per share of less than 90% of the Market Price of the Common Stock Equivalents (except in connection with (i) the conversion or exercise of any outstanding Options, Convertible Securities or the Warrants, (ii) the issuance of any Common Stock Equivalents upon the exercise of any option or right granted under approved option plans, (iii) rights offered pursuant to a stockholder’s rights plan or (iv) stock splits, combinations, dividends or other transactions described in the Warrant Agreement, including those in clauses (a), (b) and (c) above).

The adjustments discussed above are calculated pursuant to specific formulas set forth in the Warrant Agreement. No adjustment to the exercise price or Warrant Number is required unless the cumulative adjustments required would result in an increase or decrease of at least 1.0% in the exercise price or Warrant Number. No adjustment need be made for a change in the par value of the Common Stock or any other Common Stock Equivalents.

Fractional Shares. Notwithstanding any adjustment in the Warrant Number, the Company shall not be required to issue Warrants to purchase fractions of shares of Common Stock, to issue fractions of shares of Common Stock upon exercise of the Warrants.

Subject Transactions. If (a) the Company sells all or substantially all of its consolidated assets to any person (other than a subsidiary of which the Company owns at least 85% of the voting securities), (b) any person (other than a subsidiary of which the Company owns at least 85% of the voting securities) acquires a majority of the Company’s outstanding Common Stock, or (c) the Company merges or consolidates with or into another person in which the holders of its Common Stock do not directly or indirectly own at least a majority of the voting securities of the surviving entity after such merger or consolidation (each, a “Subject Transaction”), and such Subject Transaction results in the holders of Common Stock receiving consideration entirely in cash and consideration other than equity securities (“Other Property”), each Warrant shall be redeemed and cancelled and each Warrant holder shall receive cash consideration calculated as set forth in the Warrant Agreement. If a Subject Transaction results in the holders of Common Stock receiving either (i) cash and/or Other Property and equity securities or (ii) only equity securities, each Warrant Holder shall receive in respect of each Warrant held by such Warrant holder, depending on the Net Exercise Value of the Warrants at such time, either (x) the cash and/or Other Property and equity securities or the equity securities only, as applicable, to which the holder of the number of shares of Common Stock deliverable upon the exercise or conversion of such Warrant would have been entitled to receive upon the consummation of such Subject Transaction or (y) an amount equal to the Net Exercise Value being paid in the same proportion of cash, Other Property and/or equity securities of the type received or to be received by the holders of Common Stock in the Subject Transaction .

Consolidation, Merger or Sale of Assets Other than a Subject Transaction.  If the Company shall at any time consolidate with or merge into another person (other than a Subject Transaction) or recapitalize or reclassify its Common Stock Equivalents, in each case in such a way that the holders of Common Stock Equivalents are entitled to receive (either directly or upon subsequent liquidation) securities and/or property with respect to or in exchange for Common Stock Equivalents, the holder of any Warrants will receive, upon the exercise of such Warrants, the securities or property to which the holder of the number of shares of Common Stock then deliverable upon the exercise or conversion of such Warrants would have been entitled upon such consolidation, merger, recapitalization or reclassification.

Other Actions Affecting Common Stock Equivalents.  In case at any time or from time to time the Company shall take any other action in respect of any of its Common Stock Equivalents, then the number of shares of Common Stock or other stock for which each Warrant is exercisable shall be adjusted in such manner determined by the board of directors of the Company in its sole discretion.

Redemption. The Warrants shall not be redeemable by the Company or any other person.

Amendments. The Company and the Warrant Agent may from time to time supplement or amend the Warrant Agreement or the Warrants (a) without the approval of any Warrant holders in order to cure any ambiguity, manifest error or other mistake in the Warrant Agreement or the Warrants, or to correct or supplement any provision contained in the Warrant Agreement or in the Warrants that may be defective or inconsistent with any other provision in the Warrant Agreement or in the Warrants, or to make any other provisions in regard to matters or questions arising under the Warrant Agreement that the Company and the Warrant Agent may deem necessary or desirable and that shall not adversely affect, alter or change the interests of the Warrant holders or (b) with the prior written consent of holders of the Warrants exercisable for a majority of the shares then issuable upon exercise of the Warrants then outstanding, provided, however, that the prior written consent of holders of Warrants exercisable for two-thirds of the shares then issuable upon exercise of the Warrants then outstanding shall be required for any amendment which would increase the exercise price, decrease the Warrant Number or advance the Expiration Date.

Item 2.  Exhibits

Exhibit No.	Document

2.1

Joint Chapter 11 Plan of Reorganization for Dynegy Holdings, LLC and Dynegy Inc., confirmed September 10, 2012 (incorporated by reference to Exhibit 99.1 to the Company and DH’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2012)

3.1	Form of the Third Amended and Restated Certificate of Incorporation of Dynegy Inc.

3.2	Form of the Dynegy Inc. Fourth Amended and Restated Bylaws

4.1	Form of Warrant Agreement by and between Dynegy Inc. and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DYNEGY INC.
(Registrant)

Dated: October 1, 2012	By:	/s/ Catherine B. Callaway
	Name:	Catherine B. Callaway
	Title:	Executive Vice President, Chief Compliance
Officer & General Counsel

EXHIBIT INDEX

Exhibit No.	Document

2.1

Joint Chapter 11 Plan of Reorganization for Dynegy Holdings, LLC and Dynegy Inc., confirmed September 10, 2012 (incorporated by reference to Exhibit 99.1 to the Company and DH’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2012)

3.1	Form of the Third Amended and Restated Certificate of Incorporation of Dynegy Inc.

3.2	Form of the Dynegy Inc. Fourth Amended and Restated Bylaws

4.1	Form of Warrant Agreement by and between Dynegy Inc. and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent